Exhibit 4.6

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Exhibit pursuant to Item 601(b)(4)(vi) of Regulation S-K)

Optimus Healthcare Services, Inc., a Florida corporation (the “Company,” “Corporation,” “we,” “us” or “our”), has one class of securities registered under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock (as defined below).

The following description briefly summarizes information about our capital stock, including our Common Stock. This information does not purport to be complete, and is subject to and qualified in its entirety by reference to: (i) the Company’s articles of incorporation, as amended (as so amended, our “Articles of Incorporation”); and (ii) the Company’s bylaws, as amended (as so amended, our “Bylaws”), copies of each of which are filed and incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the relevant provisions of the Florida Business Corporation Act (the “FBCA”) – the general corporation law of the state in which we are incorporated – for additional information.

General

As of March 24, 2023, our authorized capital stock consists of 130,000,000 shares of common stock, par value $0.001 per share, and 70,000,001 shares of preferred stock, par value $0.001 per share. As of March 24, 2023, there were 40,167,598 shares of our common stock, 1,102 shares of our Series A Preferred Stock issued and outstanding and 8,105,724 shares of Series B Preferred Stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by the Board out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the liquidation preferences of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that we may designate and issue in the future.

Preferred Stock

Our Board is authorized to issue up to 70,000,001 shares of preferred stock in one or more series. Our Board can fix or alter the rights, preferences, and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting a class or series. The issuance of preferred stock could, under certain circumstances, result in one or more of the following adverse effects:

●	decreasing the market price of our common stock;

●	restricting dividends on our common stock;

●	diluting the voting power of our common stock;

●	impairing the liquidation rights of our common stock; or

●	delaying or preventing a change in control of us without further action by our stockholders.

Our Board will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders.

Series A Preferred

Each share of Series A Preferred Stock is convertible into 1.25 shares of common stock and votes on an as converted basis.

Series B Preferred Stock

The Series B Preferred Stock is convertible such that one share of common stock shall be issuable for each twenty (20) shares of Series B Preferred Stock then outstanding. Each share of Series B Preferred Stock shall have one vote for any election or other vote placed before the shareholders of the Company, but voting shall not be by class of stock but by majority vote of all outstanding shares of stock, including common stock and Series A Preferred Stock. The Series B Preferred Stock shall rank senior with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company and all other shares of capital stock of the Company shall be junior in rank to all Series B Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

Our executive officers and directors beneficially own approximately 14.3% of the outstanding voting power of the Company. Our majority shareholders control approximately 43.4% of the outstanding voting power of the Company. As a result, they will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Future issuances of Series A and Series B preferred stock may be dilutive to common stock shareholders.

Stock Options

As of March 24, 2023, an aggregate of 6,145,000 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $1.68 per share.

Warrants

As of March 24, 2023, 2,065,000 restricted stock units were outstanding, and vest based upon performance.

Warrants

As of the date of this Annual Report on Form 10-K, warrants to purchase an aggregate of 1,705,000 shares of common stock with exercise price of $1.25 are issued and outstanding.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Florida law

Certain provisions of our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws and Florida law, as applicable, among other things:

●	provide the board of directors with the ability to alter the bylaws without stockholder approval;

●	place limitations on the removal of directors; and

●	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with its board. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Transfer Agent and Registrar

Our transfer agent and registrar for our capital stock is Securities Transfer Corporation, whose address is 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093.

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